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                                                                     Exhibit 4.6

           Summary of the Form of the Railway Construction Management
                   Agreement for the Fourth Line Construction

1. Date of signing: December 15, 2005

2. Names of the Management Agreements, Contracting Parties and Agreed Prices

                                Contracting
No.   Name of Agreement         Party/Parties       Agreed Prices
--    -----------------         -------------       -------------
1     Gaungzhou-Xintang         Project Center of   RMB 7,886,000
      Railway Line Management   Guangzhou Railway
      Agreement                 Group Company

2     Xintang-Pinghu            Project Center of   RMB 9,285,000
      Railway Line Management   Guangzhou Railway
      Agreement                 Group Company

3. Outline for the Project Management Agreements

     The agreements consist of nine parts, including the name of the project, the place of the project, the content of the project, the time limit for the project, investment control, the allocation and settlement of construction fund, responsibilities and rights of each party, breach responsibility and others.

4. Scope of services provided by the Contracting Party/Parties

     Project Center of Guangzhou Railway Group Company shall be responsible for the overall management of the railway line between Guangzhou and Xintang and between Xintang and Pinghu, including the design and co-ordination of project, the arrangement of expenditure scheme, conducting tendering procedures according to the provisions of the State and the MOR, quality supervision of project, and land acquisition, demolition and relocation.

5. Payment terms

     Project management fees shall be settled annually in cash according to the progress of project construction, and the remaining shall be paid after the completion of project.